Registration No. 33-12715

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

ANNUAL REPORT

Annual Report Pursuant to Section 15(d) of

the Securities and Exchange Act of 1934

For the Fiscal Year Ended December 31, 2012

A.	Full Title of the Plan:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

“The Exhibit Index is located at page 2 hereof.”

REQUIRED INFORMATION

a) Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 3.

b) Exhibit Index:

23.1 The consent of Mitchell & Titus, LLP, independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION 401(K) PLAN

Date: June 28, 2013	By:	/s/ Francis J. Leto
Francis J. Leto
Benefit Plans Administrative Committee

BRYN MAWR BANK CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2012 and 2011

With Report of Independent Auditors

THE BRYN MAWR BANK CORPORATION 401(k) PLAN

Page
REPORTS OF INDEPENDENT AUDITORS	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits, December 31, 2012 and 2011	2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2012 and 2011	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Schedule H – Line 4i – Schedule of Assets (Held at End of Year), December 31, 2012	11

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Wealth Committee of

Bryn Mawr Bank Corporation

We have audited the accompanying statement of net assets available for benefits of Bryn Mawr Bank Corporation 401(k) (“the Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our was audits were conducted for the purpose of forming an opinion on the Plan’s basic financial statements taken as a whole. The accompanying supplemental schedule of assets (Held at End of Year) as of December 31, 2012 is presented for purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

Philadelphia, PA

June 28, 2013

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2012 and 2011

	2012	2011
ASSETS
Investments, at fair value
Money market funds	$2,670,194	$2,779,422
Company stock	4,216,048	3,646,414
Mutual funds	24,017,875	20,274,929

Total investments at fair value	30,904,117	26,700,765
Receivables
Contributions receivable – Employer	373,827	275,695
Contributions receivable – Employee	10,882	—
Notes receivable from participants	814,642	754,466

Total receivables	1,199,351	1,030,161

Total assets	32,103,468	27,730,926

LIABILITIES
Accrued liabilities	9,540	6,212

NET ASSETS AVAILABLE FOR BENEFITS	$32,093,928	$27,724,714

The accompanying notes are an integral part of these financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011

	2012	2011

ADDITIONS
Investment Income
Interest and dividends	$918,730	$601,182
Net appreciation (depreciation) in fair value of investments	2,683,585	(330,874)

	3,602,315	270,308

Interest earned on notes receivable from participants	27,642	25,535

Contributions
Employer	1,604,306	1,342,912
Employee	2,178,054	1,905,009
Rollovers	621,886	411,875

	4,404,246	3,659,796

Total additions	8,034,203	3,955,639

DEDUCTIONS
Benefits paid to participants	3,616,604	1,353,307
Administrative expenses	48,385	30,303

Total deductions	3,664,989	1,383,610

Net increase	4,369,214	2,572,029
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	27,724,714	25,152,685

End of year	$32,093,928	$27,724,714

The accompanying notes are an integral part of these financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the Corporation) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the Bank), (collectively, the Company) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Eligibility

Employees of Bryn Mawr Bank Corporation and its subsidiaries become eligible to participate in the Plan on the next entry date following the completion of six months of employment, during which they are credited with at least 500 hours of service. Effective January 1, 2010, the requirements of six months of employment and 500 hours of service needed in order for a participant to make salary deferral contributions to the Plan were removed. Effective on that date employees are eligible to make salary deferral contributions upon their date of hire; however, various requirements still pertain to a participant receiving the employer matching and discretionary contribution.

(c)	Contributions

Employees can elect to defer through payroll deduction from their pay on a pre-tax or after-tax basis, subject to certain limitations. Such contributions are processed with each payroll and are matched quarterly dollar for dollar by the Company to a maximum of 3% of the participant’s base annual pay.

The Plan includes an “automatic increase” feature. If the employee has elected participation in this feature, his or her 401(k) contribution to the Plan will automatically be increased by 1% of his or her compensation as of each January 1. In no event will more than 10% of compensation be contributed to the Plan under the automatic increase feature, although an employee may elect to contribute more than 10%.

In addition to above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Corporation’s profitability. Effective April 1, 2008, the Corporation began making quarterly contributions equal to 3% of gross compensation allocated as a discretionary contribution to eligible participants. The participants direct the investment of their contributions into various investment options offered by the Plan. The employer match and discretionary contributions and the salary deferral contributions are allocated among the investment options based upon the participant’s investment election.

(d)	New Investment Options

During 2011 and 2012, the Plan added and deleted the following investment options:

Effective October 1, 2011, the PIMCO Low Duration Institutional Fund (PTLDX) and Vanguard Total International Stock Fund (VGTSX) were added. In addition, the Wells Fargo Advantage Government Securities Fund (STVSX) was eliminated.

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(e)	Payment of Benefits

Upon termination, as defined by the Plan Document, or upon request for an in-service distribution, a participant may elect to receive an annuity (purchased from an insurance company) or lump-sum payment equal to the value of the participant’s vested interest in their account.

A non-spouse beneficiary entitled to receive an eligible rollover distribution is permitted to make a direct trustee to trustee rollover to an IRA.

(f)	Vesting

Participants are immediately vested in all contributions.

(g)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Corporation’s contribution and (b) Plan earnings (losses), and charged with a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(h)	Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 10 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to  1/2 % over the published prime rate in the Wall Street Journal as of the first day of the month. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans ranged from 3.75% to 8.75% at December 31, 2012 and 2011.

(i)	Withdrawals

Participants are 100% vested in the underlying equity in their account, including employer contributions. Participants who terminate from the Plan may choose to have all vested funds distributed to them.

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code or the attainment of age 59  1/2. Hardship withdrawals will be subject to a 10% early distribution penalty to the participant if he or she is not age 59  1/2 at the time of distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Administrative Expenses

Cost and expenses, including record keeping, legal and accounting fees, incurred in regards to the administration of the Plan are paid by the Plan.

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(c)	Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standard Update 2011-04, Amendments to Archive Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value guidance in US Generally Accepted Accounting Principles (GAAP) and International Financial Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures (although certain of these new disclosures will not be required for nonpublic entities). The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. ASU 2011-04 has been implemented and has not had a material effect on the Plan’s financial statements.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Corporation common stock is valued at its quoted market price.

Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(f)	Payment of Benefits

Benefits are recorded when paid.

(g)	Notes Receivable from Participants

Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred. A provision for doubtful accounts has not been recorded as of December 31, 2012 or 2011. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan Document.

(3)	Fair Value Measurement

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. ASC 820 establishes three levels of input that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2012 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,670,194	$—	$—	$2,670,194
Bryn Mawr Bank Corporation common stock	4,216,048	—	—	4,216,048
Mutual funds:
Reserve fund	4,895	—	—	4,895
Blended funds	7,257,680	—	—	7,257,680
Large cap	7,063,025	—	—	7,063,025
International	3,118,128	—	—	3,118,128
Mid cap	1,035,289	—	—	1,035,289
Income funds	3,435,036	—	—	3,435,036
Small cap	2,103,822	—	—	2,103,822

Total investments measured at fair value	$30,904,117	$—	$—	$30,904,117

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	$2,779,422	$—	$—	$2,779,422
Bryn Mawr Bank Corporation common stock	3,646,414	—	—	3,646,414
Mutual funds
Reserve fund	20,710	—	—	20,710
Blended funds	6,080,312	—	—	6,080,312
Large cap	5,997,979	—	—	5,997,979
International	2,398,528	—	—	2,398,528
Mid cap	811,073	—	—	811,073
Income funds	2,774,219	—	—	2,774,219
Small cap	2,192,108	—	—	2,192,108

Total investments measured at fair value	$26,700,765	$—	$—	$26,700,765

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

(4)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011.

	2012	2011
Bryn Mawr Bank Corporation common stock	$4,216,048	$3,646,414
LKCM Small Equity Institutional Fund	2,103,822	2,192,108
Fidelity Prime Obligations Fund	2,670,194	2,279,422
Fidelity Spartan 500 Fund	4,899,246	4,239,569
PIMCO Total Return Fund	2,745,683	2,372,042
T. Rowe Price Retirement Target 2020 Fund	2,456,508	2,243,200
T. Rowe Price Retirement Target 2030 Fund	1,668,546	—

During 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Bryn Mawr Bank Corporation common stock	$537,801	$337,980
Mutual funds	2,145,794	(668,854)

	$2,683,595	$(330,874)

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BRYN MAWR BANK CORPORATION 401(k) PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(5)	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter (determination letter) dated March 7, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the March 7, 2008 determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the Internal Revenue Code.

In line with generally accepted accounting principles in the United States of America, the plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(7)	Related-Party Transactions

The Plan invests in common stock of the Corporation, and therefore, these transactions qualify as related party and party-in-interest transactions. Certain plan investments are shares of mutual funds and money market funds managed by Fidelity Investments. Fidelity is the custodian for these investments and, therefore, these transactions qualify as party-in-interest transactions. Although the above investments and transactions in the investments qualify as related party and party-in-interest transaction they are exempt from the prohibited transaction rules of ERISA.

(8)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

EIN #: 23-2434506

Plan #: 002

BRYN MAWR BANK CORPORATION 401(k) PLAN

Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Prime Obligations Fund	Money Market Fund	**	$2,670,194
*	Bryn Mawr Bank Corporation		**
	Stock Fund	Common Stock	**	4,216,048
*	Fidelity Cash Reserve	Registered Investment Company	**	4,895
*	Fidelity Spartan 500 Fund	Registered Investment Company	**	4,899,246
	Vanguard Total International Stock Fund	Registered Investment Company	**	192,419
	LKCM Small Equity Institutional Fund	Registered Investment Company	**	2,103,822
	Templeton Foreign Fund	Registered Investment Company	**	1,496,626
	Templeton Global BD Fund	Registered Investment Company	**	481,499
	T Rowe Price Growth Stock Fund	Registered Investment Company	**	858,729
	T Rowe Price Retirement Target 2010 Fund	Registered Investment Company	**	1,464,107
	T Rowe Price Retirement Target 2020 Fund	Registered Investment Company	**	2,456,508
	T Rowe Price Retirement Target 2030 Fund	Registered Investment Company	**	1,668,546
	T Rowe Price Retirement Target 2040 Fund	Registered Investment Company	**	1,364,717
	Lazard Emerging Market Fund	Registered Investment Company	**	1,429,083
	PIMCO Total Return I Fund	Registered Investment Company	**	2,745,683
	INVESCO Charter Fund	Registered Investment Company	**	303,802
	American Century Equity Income Fund	Registered Investment Company	**	1,305,050
	Westport I Fund	Registered Investment Company	**	1,035,289
	PIMCO Low Duration Institutional	Registered Investment Company	**	207,854

	Subtotal of Investments at Fair Value			30,904,117
*	Participant loans	3.75% – 8.75%		814,642

				$31,718,759

*	Party-in-interest
**	Cost omitted for participant directed investments